U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C.
                                      20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-28515

                              AFG ENTERPRISES, INC.
                     (formerly In Store Media Systems, Inc.)
                  ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)

73-595 El Paseo, Suite 2204
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(Address of Principal Executive Offices)

Palm Desert, California 92661
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(City, State and Zip Code)

(760)674-9696
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(Registrant's Telephone Number)

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          |_|Form 10-K; |X| Form 10-KSB; |_| Form 20-F |_| ; Form 11-K
                       |_| Form 10-Q and |_| Form 10-QSB

                       For Period Ended: December 31, 2004

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Money Market Fund Rule 30b3-1 Filing
                      For the Transition Period Ended: N/A

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: All.

Part I Registrant Information

The Registrant is AFG Enterprises, Inc., formerly In Store Media Systems, Inc. (the "Company"). It has its principal offices at 73-595 El Paseo, Suite 2204, Palm Desert, California 92260.

Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

Part IV, Item 13 (Financial Statements and Exhibits) of the Company's Form 10-KSB for the year ended December 31, 2004 could not be filed within the prescribed period because the Company has recently emerged from bankruptcy and has had no substantial operations. Following approval of the Plan of Reorganization by the Bankruptcy Court, the Company required additional time to engage independent auditors and to prepare financial statements. This problem could not have been eliminated by the registrant without unreasonable effort or expense. As a result, the independent auditors could not complete the audit of the financial statements and Part II, Item 6 (Management Discussion & Analysis) could not be completed.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification: William P. Stelt (303) 384-0916.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 31st day of March 2005.

                            AFG Enterprises, Inc.


                            By: /s/ ERICH SPANGENBERG
                                ------------------------------------------
                                Erich Spangenberg, Chief Executive Officer